Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three and nine months ended September 30, 2022, as well as forward-looking information about future periods. This MD&A should be read in conjunction with our Third Quarter 2022 Interim Condensed Consolidated Financial Statements (Third Quarter 2022 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2021 Annual MD&A; our 2021 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

Effective January 1, 2022, we changed the way in which we report certain subscriber metrics in both our Wireless and Cable segments such that we began presenting postpaid mobile phone subscribers, prepaid mobile phone subscribers, and mobile phone ARPU in our Wireless segment. We also no longer report blended average billings per unit (ABPU). In Cable, we began presenting retail Internet, Video (formerly Television), Smart Home Monitoring, and Home Phone subscribers. These changes are a result of shifts in the ways in which we manage our business, including the significant adoption of our wireless device financing program, and to better align with industry practices. See "Results of our Reportable Segments" and "Key Performance Indicators" for more information. We have retrospectively amended our 2021 comparative segment results to account for this redefinition.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2021 Annual MD&A.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at November 8, 2022 and was approved by RCI's Board of Directors (the Board) on that date. This MD&A includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or third quarter refer to the three months ended September 30, 2022, first quarter refers to the three months ended March 31, 2022, second quarter refers to the three months ended June 30, 2022, and year to date refers to the nine months ended September 30, 2022 unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2021 or as at December 31, 2021, as applicable, unless otherwise indicated. References to COVID-19 are to the pandemic from the outbreak of this virus and to its associated impacts in the jurisdictions in which we operate and globally, as applicable.

™Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2022 Rogers Communications

Rogers Communications Inc.	1	Third Quarter 2022

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Where to find it

2	Operating Environment and Strategic Highlights	28	Financial Risk Management
4	Quarterly Financial Highlights	32	Commitments and Contractual Obligations
5	Shaw Transaction	32	Regulatory Developments
7	Summary of Consolidated Financial Results	34	Updates to Risks and Uncertainties
8	Results of our Reportable Segments	35	Critical Accounting Policies and Estimates
14	Review of Consolidated Performance	36	Key Performance Indicators
17	Managing our Liquidity and Financial Resources	37	Non-GAAP and Other Financial Measures
23	Overview of Financial Position	40	Other Information
24	Financial Condition	42	About Forward-Looking Information

Operating Environment and Strategic Highlights

As immigration levels continue to increase and COVID-19 restrictions have increasingly been removed, including travel and capacity restrictions, masking mandates, testing requirements, and vaccine mandates, the Canadian economy has recovered modestly. Travel volumes have increased due to fewer international travel restrictions, resulting in higher roaming revenue. Sporting events have been permitted to fill to venue capacity, resulting in greater attendance and game day revenue as we welcomed fans back to Rogers Centre. Additionally, our employees returned to our offices in a hybrid model earlier this year.

While the general recovery is encouraging, COVID-19 remains a risk and we will continue to stay focused on keeping our employees safe and our customers connected. Additionally, as a result of increasing inflation and the Bank of Canada's strategy for combating that increase, many economists are forecasting Canada, along with other global economies, will enter a moderate recession in the first half of 2023. We remain confident we have the right team, a strong balance sheet, and the world-class networks that will allow us to maintain our long-term focus on growth and doing the right thing for our customers.

On July 8, 2022, a network outage occurred across both wireless and wireline services following a maintenance update in our core network that caused some of our routers to malfunction. We disconnected the specific equipment and redirected traffic, which allowed our network and services to come back online over time as we managed traffic volumes returning to normal levels. We are working to strengthen the resilience of our network and we continue to make significant investments in our networks to further strengthen our technology systems, increase network stability for our customers, and enhance our testing. As a result of the outage, and our promise to customers that we would proactively provide five days of credits on their services, we have refunded approximately $150 million (July network outage-related credits), which is reflected in our Wireless and Cable financial results this quarter as a reduction of revenue.

Rogers Communications Inc.	2	Third Quarter 2022

Our four focus areas guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Successfully complete the Shaw acquisition and integration
•Entered into a definitive agreement with Shaw Communications Inc. (Shaw) and Quebecor Inc. (Quebecor) for the sale of Freedom Mobile Inc. (Freedom) to Quebecor (Freedom Transaction), subject to regulatory approvals and closing of the merger of Shaw and Rogers (Transaction).
•Extended the special mandatory redemption outside date on our Shaw senior note financing and the drawdown period of our $6 billion term loan facility to ensure the financing remains in place if closing of the Transaction takes place in 2023.

Invest in our networks to deliver world-class connectivity to Canadian consumers and businesses
•Announced we will invest $20 billion in our network over the next five years, including to enhance resilience for our consumer and business customers.
•Signed a memorandum of understanding with Canada's other major telecommunications carriers regarding reciprocal support for emergency roaming, mutual assistance, and communications protocols in the event of a future network outage.
•Expanded Canada's largest 5G network, which now reaches more than 1,800 communities across the country.
•Continued to roll out mid-band 3500 MHz spectrum, available in 12 markets, delivering better speed, capacity, and coverage.
•In September, won PCMag’s 2022 Fastest Mobile Networks Canada in key regions, including the provinces of British Columbia and Quebec and the cities of Vancouver, Victoria, Ottawa, Windsor, Montreal, and Fredericton.

Invest in our customer experience to deliver timely, high-quality customer service consistently to our customers
•Launched a new Wi-Fi modem with Wi-Fi 6E, the world's most powerful Wi-Fi technology, and introduced premium Ignite Internet™ with 8 gigabit per second (Gbps) symmetrical speeds.
•Continued to accelerate our digital-first plan to make it easier for customers, with digital adoption at 88.5% of eligible transactions.
•The 2022 Blue Jays™ on Sportsnet™ season was the most-watched season since 2016 and in the top three most-watched seasons ever. For the season, 57 Blue Jays on Sportsnet broadcasts captured an average audience of over one million viewers.
•Signed a ten-year agreement with Canucks Sports and Entertainment renewing the naming rights to Rogers Arena and extending Sportsnet's exclusive regional television and radio partnership through the 2032-2033 season.
•Released the Rogers Truth and Reconciliation Commitment statement, our formal commitment of the meaningful steps we will continue to take on our collective journey to reconciliation.
•Donated $1 million to Jays Care™ Foundation in support of their ambitious goal to bring programming to 45,000 kids across Canada through Indigenous Rookie League, Challenger Baseball, and Girls at Bat.

Improve execution and deliver strong financial performance across all lines of business
•Generated total service revenue of $3,230 million, up 3%; adjusted EBITDA1 of $1,583 million, down 1%; and net income of $371 million. Excluding the impact of the July network outage-related credits, total service revenue and adjusted EBITDA would have increased 7% and 8%, respectively.
•Attracted 221,000 net mobile phone subscribers, up from 191,000 last year.
1 Adjusted EBITDA is a total of segments measure. See "Non-GAAP and Other Financial Measures" for more information about this measure.

Rogers Communications Inc.	3	Third Quarter 2022

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue increased by 2% and 3%, respectively, this quarter, driven primarily by revenue growth in our Wireless and Media businesses. Excluding the impact of the July network outage-related credits, total revenue and total service revenue would have increased by 6% and 7%, respectively.

Wireless service revenue increased by 3% this quarter, primarily as a result of higher roaming revenue associated with significantly increased travel, as COVID-19-related global travel restrictions were less strict than last year, and a larger postpaid mobile phone subscriber base, partially offset by credits granted to subscribers relating to the July network outage. Excluding the impact of the July network outage-related credits, Wireless service revenue would have increased by 9%. Wireless equipment revenue decreased by 1%, as a result of fewer device upgrades by existing subscribers and fewer of our new subscribers purchasing devices.

Cable service revenue decreased by 4% this quarter, primarily as a result of credits granted to subscribers relating to the July network outage, partially offset by service pricing changes in the first quarter and increases in our retail Internet and Video subscriber bases. Excluding the impact of the July network outage-related credits, Cable service revenue would have increased by 2%.

Media revenue increased by 12% this quarter as a result of higher Toronto Blue Jays™ revenue, due to the increase to full audience capacity at the Rogers Centre™, partially offset by lower Today's Shopping Choice™ revenue.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA decreased 1% this quarter and our adjusted EBITDA margin decreased by 130 basis points primarily due to decreases in Wireless and Cable adjusted EBITDA. Excluding the impact of the July network outage-related credits, consolidated adjusted EBITDA would have increased by 8%.

Wireless adjusted EBITDA decreased by 1%, primarily as a result of credits granted to subscribers relating to the July network outage. This gave rise to an adjusted EBITDA service margin of 62.1%. Excluding the impact of the July network outage-related credits, Wireless adjusted EBITDA would have increased by 7%.

Cable adjusted EBITDA decreased by 10%, primarily as a result of the lower revenue. This gave rise to an adjusted EBITDA margin of 47.7%. Excluding the impact of the July network outage-related credits, Cable adjusted EBITDA would have increased by 2%.

Media adjusted EBITDA increased by $43 million this quarter, primarily due to higher revenue as discussed above partially offset by higher associated costs, and lower programming costs due to the timing of the NHL playoffs.

Net income and adjusted net income
Net income and adjusted net income decreased by 24% and 19%, respectively, this quarter, primarily as a result of higher finance costs attributable to Shaw senior note financing and the impact of the July network outage-related credits.

Cash flow and available liquidity
This quarter, we generated cash flow from operating activities of $1,216 million (2021 - $1,319 million), down 8%, as a result of higher interest paid, partially offset by funding provided by our net operating assets. We also generated free cash flow2 of $279 million (2021 - $507 million), down 45%, primarily as a result of higher capital expenditures and higher interest on borrowings, including borrowings associated with the Transaction.

As at September 30, 2022, we had $3.7 billion of available liquidity2 (December 31, 2021 - $4.2 billion), including $0.7 billion in cash and cash equivalents and a combined $3.0 billion available under our bank credit facilities. We also held $12.8 billion in restricted cash and cash equivalents that will be used to partially fund the cash consideration of the Transaction (see "Managing our Liquidity and Financial Resources").

We also returned $253 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on November 8, 2022.

2    Free cash flow is a capital management measure. Available liquidity is a capital management measure. See "Non-GAAP and Other Financial Measures" for more information about these measures. See "Financial Condition" for a reconciliation of available liquidity.

Rogers Communications Inc.	4	Third Quarter 2022

Shaw Transaction

On March 15, 2021, we announced an agreement with Shaw to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares for a price of $40.50 per share in cash, with the exception of the shares held by the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (Shaw Family Shareholders). The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of RCI Class B Non-Voting common shares on the basis of the volume-weighted average trading price for such shares for the ten trading days ended March 12, 2021, and the balance in cash. The Transaction is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt.

The Transaction will be implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta). The Transaction is subject to other customary closing conditions, including receipt of applicable approvals under the Competition Act (Canada) and the Radiocommunication Act (Canada) (collectively, Key Regulatory Approvals). Rogers, Shaw, and the Shaw Family Living Trust have agreed to extend the outside date for the Transaction to December 31, 2022 (which outside date may be further extended to January 31, 2023 at the option of Rogers or Shaw). See "Regulatory Developments".

Financing
In connection with the Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion. During the second quarter of 2021, we entered into a $6 billion non-revolving credit facility (term loan facility) related to the Transaction, which reduced the amount available under the committed credit facility to $13 billion. During the first quarter of 2022, we issued US$7.05 billion and $4.25 billion of senior notes (Shaw senior note financing), which reduced the amount available under the committed credit facility to nil and the facility was terminated. The arrangement agreement between Rogers and Shaw requires us to maintain sufficient liquidity to ensure we are able to fund the Transaction upon closing and, as a result of the termination of the committed credit facility, we have restricted the use of approximately $12.8 billion in funds, which are recognized as "restricted cash and cash equivalents" on our third quarter interim condensed consolidated statement of financial position. These funds have been invested in short-term, highly liquid investments such as bank term deposits and Canadian federal and provincial government bonds and are readily convertible to cash with no associated penalties.

The senior notes (except the $1.25 billion senior notes due 2025) also contain a "special mandatory redemption" provision (SMR notes), which initially required them to be redeemed at 101% of principal amount (plus accrued interest) if the Transaction was not consummated prior to December 31, 2022 (SMR outside date). In August 2022, we received consent from the note holders, and paid an initial consent fee of $551 million (including directly attributable transaction costs), to extend the SMR outside date to December 31, 2023, to ensure this financing remains in place should the Transaction close after December 31, 2022. If, as of December 31, 2022, the Transaction has not yet been consummated and we have not become obligated to complete a special mandatory redemption, we will be required to pay additional consent fees to the note holders. Additionally, in September 2022, we extended the drawdown period on the $6 billion term loan facility from December 31, 2022 to December 31, 2023. See "Managing our Liquidity and Financial Resources" for more information on our financing for the Transaction.

We also expect that RCI will either assume Shaw's senior notes or provide a guarantee of Shaw's payment obligations under those senior notes upon closing the Transaction and, in either case, RCCI will guarantee Shaw's payment obligations under those senior notes.

Regulatory approval status
On March 24, 2022, the Canadian Radio-television and Telecommunications Commission (CRTC) approved our acquisition of Shaw's broadcasting services, subject to a number of conditions and modifications that are detailed in "Regulatory Developments". The CRTC approval only relates to the broadcasting elements of the Transaction.

On May 9, 2022, the Competition Bureau (Bureau) announced it had filed applications to the Competition Tribunal (Tribunal) opposing the Transaction and requesting an injunction to prevent closing of the Transaction until the Bureau's application to challenge the Transaction could be decided.

On June 17, 2022, we announced the proposed Freedom Transaction, a divestiture agreement with Shaw and Quebecor for the sale of Freedom to Quebecor. The agreement provides for the sale of all Freedom-branded wireless and Internet customers and all of Freedom's infrastructure, spectrum licences, and retail locations. The Freedom Transaction also includes long-term agreements to provide transport (including backhaul and backbone), roaming, and other services to Quebecor. Rogers and Quebecor will provide each other with customary transition services as necessary to operate Freedom's business for a reasonable period of time post-closing and to facilitate the

Rogers Communications Inc.	5	Third Quarter 2022

separation of Freedom's business from the other businesses and operations of Shaw and its affiliates. The agreement does not contemplate the divestiture of Shaw Mobile-branded wireless subscribers. Under the terms of the agreement, Quebecor has agreed to pay $2.85 billion on a cash-free, debt-free basis.

The Freedom Transaction is conditional, among other things, on the completion of the Transaction, clearance under the Competition Act (Canada), and the approval of the Minister of Innovation, Science and Industry and would close substantially concurrently with closing of the Transaction. On August 12, 2022, we announced we had entered into definitive agreements with Quebecor.

On October 25, 2022, the Minister for Innovation, Science and Industry as an administrative matter denied our initial March 2021 request, which had not been withdrawn despite the proposed Freedom Transaction, to transfer Freedom's spectrum licences to Rogers. In contemplation of the proposed Freedom Transaction, the Minister set out certain conditions (which Quebecor announced its attention to accept) before the Minister would consider approving a transfer of Freedom's spectrum licences to Videotron Inc. (Videotron). The proposed Freedom Transaction continues to be reviewed by Innovation, Science and Economic Development Canada (ISED Canada).

On October 27, 2022, Rogers, Shaw, and Videotron participated in a scheduled mediation session with the Bureau, which did not yield a negotiated settlement. As a result, the Tribunal process commenced on November 7, 2022.

See "Regulatory Developments" for more information on the regulatory approval status of the Transaction.

Rogers Communications Inc.	6	Third Quarter 2022

Summary of Consolidated Financial Results

	Three months ended September 30							Nine months ended September 30
(In millions of dollars, except margins and per share amounts)	2022	2022 excl. outage credits [2,3]	2021	% Chg		% Chg excl. outage credits		2022	2021	% Chg

Revenue
Wireless	2,267	2,358	2,215	2		6		6,619	6,353	4
Cable	975	1,034	1,016	(4)		2		3,052	3,049	—
Media	530	530	473	12		12		1,671	1,459	15
Corporate items and intercompany eliminations	(29)	(29)	(38)	(24)		(24)		(112)	(125)	(10)
Revenue	3,743	3,893	3,666	2		6		11,230	10,736	5
Total service revenue [1]	3,230	3,380	3,149	3		7		9,869	9,301	6

Adjusted EBITDA
Wireless	1,093	1,184	1,107	(1)		7		3,296	3,128	5
Cable	465	524	516	(10)		2		1,536	1,495	3
Media	76	76	33	130		130		12	(101)	n/m
Corporate items and intercompany eliminations	(51)	(51)	(56)	(9)		(9)		(130)	(157)	(17)
Adjusted EBITDA	1,583	1,733	1,600	(1)		8		4,714	4,365	8
Adjusted EBITDA margin [2]	42.3%	44.5%	43.6%	(1.3	pts)	0.9	pts	42.0%	40.7%	1.3	pts

Net income	371		490	(24)				1,172	1,153	2
Basic earnings per share	$0.73		$0.97	(25)				$2.32	$2.28	2
Diluted earnings per share	$0.71		$0.94	(24)				$2.28	$2.27	—

Adjusted net income [2]	436		536	(19)				1,361	1,317	3
Adjusted basic earnings per share [2]	$0.86		$1.06	(19)				$2.70	$2.61	3
Adjusted diluted earnings per share [2]	$0.84		$1.03	(18)				$2.66	$2.59	3

Capital expenditures	872		739	18				2,299	1,942	18
Cash provided by operating activities	1,216		1,319	(8)				3,348	3,014	11
Free cash flow	279		507	(45)				1,138	1,203	(5)
Free cash flow excluding Shaw financing [2]	347		507	(32)				1,341	1,203	11
n/m - not meaningful
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic and adjusted diluted earnings per share are non-GAAP ratios. 2022 results excluding the July network outage-related credits, free cash flow excluding Shaw financing, and adjusted net income are non-GAAP financial measures; adjusted net income is a component of adjusted basic and adjusted diluted earnings per share. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.
3    Excludes $150 million of July network outage-related credits ($91 million and $59 million in Wireless and Cable, respectively and as applicable).

Rogers Communications Inc.	7	Third Quarter 2022

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2022	2021	% Chg		2022	2021	% Chg

Revenue
Service revenue	1,761	1,706	3		5,275	4,931	7
Equipment revenue	506	509	(1)		1,344	1,422	(5)
Revenue	2,267	2,215	2		6,619	6,353	4

Operating expenses
Cost of equipment	518	508	2		1,381	1,429	(3)
Other operating expenses	656	600	9		1,942	1,796	8
Operating expenses	1,174	1,108	6		3,323	3,225	3

Adjusted EBITDA	1,093	1,107	(1)		3,296	3,128	5

Adjusted EBITDA service margin [1]	62.1%	64.9%	(2.8	pts)	62.5%	63.4%	(0.9	pts)
Adjusted EBITDA margin [2]	48.2%	50.0%	(1.8	pts)	49.8%	49.2%	0.6	pts
Capital expenditures	543	365	49		1,337	1,014	32
1    Calculated using service revenue.
2    Calculated using total revenue.

Wireless Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except churn and mobile phone ARPU)	2022	2021	Chg		2022	2021	Chg

Postpaid mobile phone
Gross additions	429	399	30		986	884	102
Net additions	164	180	(16)		352	262	90
Total postpaid mobile phone subscribers [2]	9,199	8,706	493		9,199	8,706	493
Churn (monthly)	0.97%	0.85%	0.12	pts	0.79%	0.81%	(0.02	pts)
Prepaid mobile phone
Gross additions	232	154	78		580	367	213
Net additions (losses)	57	11	46		96	(73)	169
Total prepaid mobile phone subscribers [2]	1,262	1,187	75		1,262	1,187	75
Churn (monthly)	4.77%	4.04%	0.73	pts	4.55%	4.05%	0.50	pts
Mobile phone ARPU (monthly) [3]	$56.82	$58.13	($1.31)		$57.61	$56.38	$1.23
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 3% increase in service revenue this quarter and 7% increase year to date were primarily a result of:
•higher roaming revenue associated with significantly increased travel as COVID-19-related global travel restrictions were less strict than last year; and
•a larger mobile phone subscriber base; partially offset by
•credits granted to subscribers relating to the July network outage.

Excluding the impact of the July network outage-related credits, service revenue would have increased by 9% this quarter and year to date.

The 2% decrease in mobile phone ARPU this quarter was a result of the credits granted to subscribers relating to the July network outage. Excluding the impact of the July network outage-related credits, mobile phone ARPU would

Rogers Communications Inc.	8	Third Quarter 2022

have increased by 3% this quarter. This increase, as well as the 2% increase year to date, was primarily a result of the increased roaming revenue.

The increase in postpaid gross additions this quarter and year to date, and the higher postpaid net additions year to date, were a result of strong operating performance, an increase in market activity by Canadians, and increasing immigration levels with the continuing improvement of the economy as the COVID-19 environment improved.

Equipment revenue
The 1% decrease in equipment revenue this quarter and 5% decrease year to date were a result of:
•fewer device upgrades by existing customers; and
•fewer of our new subscribers purchasing devices; partially offset by
•lower promotional activity due to the increase in market activity.

Operating expenses
Cost of equipment
The 2% increase in the cost of equipment this quarter was primarily a result of:
•a shift in the product mix towards higher-value devices; partially offset by
•fewer of our new subscribers purchasing devices.

The 3% decrease in cost of equipment year to date was a result of:
•fewer device upgrades by existing customers; and
•fewer of our new subscribers purchasing devices.

Other operating expenses
The 9% increase in other operating expenses this quarter and 8% increase year to date were primarily a result of higher costs associated with the increased revenue, which included increased roaming.

Adjusted EBITDA
The 1% decrease in adjusted EBITDA this quarter and 5% increase year to date were a result of the revenue and expense changes discussed above. Excluding the impact of the July network outage-related credits, adjusted EBITDA would have increased by 7% this quarter and 8% year to date.

Rogers Communications Inc.	9	Third Quarter 2022

CABLE

Cable Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2022	2021	% Chg		2022	2021	% Chg

Revenue
Service revenue	968	1,008	(4)		3,035	3,036	—
Equipment revenue	7	8	(13)		17	13	31
Revenue	975	1,016	(4)		3,052	3,049	—

Operating expenses	510	500	2		1,516	1,554	(2)

Adjusted EBITDA	465	516	(10)		1,536	1,495	3

Adjusted EBITDA margin	47.7%	50.8%	(3.1	pts)	50.3%	49.0%	1.3	pts
Capital expenditures	259	237	9		784	676	16

Cable Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except ARPA and penetration)	2022	2021	Chg		2022	2021	Chg

Homes passed [2]	4,776	4,666	110		4,776	4,666	110
Customer relationships
Net (losses) additions	(7)	8	(15)		12	21	(9)
Total customer relationships [2,3]	2,596	2,571	25		2,596	2,571	25
ARPA (monthly) [4]	$124.34	$131.79	($7.45)		$130.16	$132.86	($2.70)

Penetration [2]	54.4%	55.1%	(0.7	pts)	54.4%	55.1%	(0.7	pts)

Retail Internet
Net additions	6	20	(14)		45	50	(5)
Total retail Internet subscribers [2,3]	2,277	2,208	69		2,277	2,208	69
Video
Net additions (losses)	7	2	5		42	(14)	56
Total Video subscribers [2,3]	1,535	1,486	49		1,535	1,486	49
Smart Home Monitoring
Net losses	(4)	(5)	1		(11)	(14)	3
Total Smart Home Monitoring subscribers [2]	102	117	(15)		102	117	(15)
Home Phone
Net losses	(18)	(20)	2		(58)	(71)	13
Total Home Phone subscribers [2,3]	854	930	(76)		854	930	(76)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    On March 16, 2022, we acquired approximately 3,000 retail Internet subscribers, 2,000 Video subscribers, 1,000 Home Phone subscribers, and 3,000 customer relationships as a result of our acquisition of a small regional cable company in Nova Scotia, which are not included in net additions, but do appear in the ending total balances for September 30, 2022.
4    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
Service revenue year to date was stable. The 4% decrease in service revenue this quarter was a result of:
•credits granted to subscribers relating to the July network outage;
•increased competitive promotional activity; and
•declines in our Home Phone and Smart Home Monitoring subscriber bases; partially offset by
•service pricing changes made in the first quarter; and
•the increase in total customer relationships over the past year, due to growth in our retail Internet and Video subscriber bases.

Excluding the impact of the July network outage-related credits, service revenue would have increased by 2% this quarter and year to date.

Rogers Communications Inc.	10	Third Quarter 2022

The customer relationship net losses, the lower retail Internet net additions, and the lower ARPA this quarter were a result of the July network outage combined with increased competitive promotional activity.

Operating expenses
The 2% increase in operating expenses this quarter was primarily due to higher service-related costs as a result of the July network outage. The 2% decrease in operating expenses year to date was primarily a result of cost efficiencies, including lower content-related costs, partially due to negotiation of certain content rates with suppliers.

Adjusted EBITDA
The 10% decrease in adjusted EBITDA this quarter and 3% increase year to date were a result of the service revenue and expense changes discussed above. Excluding the impact of the July network outage-related credits, adjusted EBITDA would have increased by 2% this quarter and 7% year to date.

Rogers Communications Inc.	11	Third Quarter 2022

MEDIA

Media Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2022	2021	% Chg		2022	2021	% Chg

Revenue	530	473	12		1,671	1,459	15
Operating expenses	454	440	3		1,659	1,560	6

Adjusted EBITDA	76	33	130		12	(101)	n/m

Adjusted EBITDA margin	14.3%	7.0%	7.3	pts	0.7%	(6.9)%	7.6	pts
Capital expenditures	28	23	22		69	77	(10)

Revenue
The 12% increase in revenue this quarter and 15% increase year to date were a result of:
•higher Toronto Blue Jays revenue, primarily as a result of increased attendance from strong team performance and the availability for fan attendance to reach full capacity at the Rogers Centre as COVID-19 restrictions were removed; partially offset by
•lower Today's Shopping Choice revenue.

In addition to the items above, the year to date increase was favourably impacted by higher advertising revenue and negotiation of certain content rates.

Operating expenses
The 3% increase in operating expenses this quarter and 6% increase year to date were a result of:
•higher Toronto Blue Jays expenses, including player payroll, and game day costs due to increased attendance from strong team performance and the availability for fan attendance to reach full capacity at the Rogers Centre; and
•higher production and other general operating costs as a result of increased activities as COVID-19 restrictions were removed; partially offset by
•lower programming costs due to the timing of the NHL playoffs last season; and
•lower Today's Shopping Choice costs in line with the lower revenue.

Adjusted EBITDA
The increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	12	Third Quarter 2022

CAPITAL EXPENDITURES

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except capital intensity)	2022	2021	% Chg		2022	2021	% Chg

Wireless	543	365	49		1,337	1,014	32
Cable	259	237	9		784	676	16
Media	28	23	22		69	77	(10)
Corporate	42	114	(63)		109	175	(38)

Capital expenditures [1]	872	739	18		2,299	1,942	18

Capital intensity [2]	23.3%	20.2%	3.1	pts	20.5%	18.1%	2.4	pts
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

One of our focus areas for the year is to deliver world-class connectivity to Canadian consumers and businesses. To do this, we expect to spend more on our wireless and wireline networks this year than we have in the past several years. This year, we will continue to roll out our 5G network, the largest 5G network in Canada, across the country. We will also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we will expand our network footprint to reach more homes and businesses. We will continue to direct capital expenditures to strengthen the resilience of our networks and make significant investments to strengthen our technology systems, increase network stability for our customers, and enhance our testing.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless
The increases in capital expenditures in Wireless this quarter and year to date were a result of investments made to upgrade our wireless network. We deployed 3500 MHz spectrum licences in several cities across Canada, including Toronto, Montreal, Vancouver, Calgary, Edmonton, and Halifax, among others. The ongoing deployment of 3500 MHz spectrum substantially augments the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable
The increases in capital expenditures in Cable this quarter and year to date reflect continued investments in our network infrastructure, including additional fibre deployments to increase our FTTH distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more engaging customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, which will offer increased network resilience and stability along with faster download speeds over time.

Media
The increase in capital expenditures in Media this quarter was primarily a result of higher Toronto Blue Jays stadium infrastructure expenditures, partially offset by lower Sportsnet digital infrastructure costs. The decrease in capital expenditures in Media year to date was also affected by lower broadcast infrastructure expenditures, relating to investments in new production studios in the prior year.

Corporate
The decreases in corporate capital expenditures this quarter and year to date were a result of lower investments in our corporate information technology infrastructure.

Capital intensity
Capital intensity increased in the quarter and year to date as a result of higher capital expenditure investments noted above, partially offset by higher revenue.

Rogers Communications Inc.	13	Third Quarter 2022

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2022	2021	% Chg	2022	2021	% Chg

Adjusted EBITDA	1,583	1,600	(1)	4,714	4,365	8
Deduct (add):
Depreciation and amortization	644	642	—	1,928	1,927	—
Restructuring, acquisition and other	85	63	35	252	223	13
Finance costs	331	207	60	946	631	50
Other expense (income)	19	20	(5)	(5)	14	n/m
Income tax expense	133	178	(25)	421	417	1

Net income	371	490	(24)	1,172	1,153	2

Depreciation and amortization

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2022	2021	% Chg	2022	2021	% Chg

Depreciation of property, plant and equipment	567	577	(2)	1,709	1,736	(2)
Depreciation of right-of-use assets	71	61	16	202	180	12
Amortization	6	4	50	17	11	55

Total depreciation and amortization	644	642	—	1,928	1,927	—

Restructuring, acquisition and other
This quarter and year to date, we incurred $85 million and $252 million (2021 - $63 million and $223 million), respectively, in restructuring, acquisition and other expenses, which included $54 million and $145 million (2021 - $45 million and $75 million), respectively, of incremental costs supporting acquisition and integration activities related to the Transaction, including certain costs related to the committed credit facility (which was terminated during the first quarter).

The remaining costs for the quarter and year to date in 2022 were primarily severance costs associated with the targeted restructuring of our employee base. The remaining costs for the quarter and year to date in 2021 were primarily incremental, temporary costs incurred in response to COVID-19, and severance costs associated with the targeted restructuring of our employee base. Additionally, the remaining costs year to date in 2021 consisted of certain contract termination costs.

Rogers Communications Inc.	14	Third Quarter 2022

Finance costs

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2022	2021	% Chg	2022	2021	% Chg

Interest on borrowings	227	184	23	665	557	19
Interest on Shaw senior note financing	139	—	—	308	—	—

Total interest on borrowings [1]	366	184	99	973	557	75
Interest earned on restricted cash and cash equivalents	(71)	—	—	(105)	—	—

Interest on borrowings, net	295	184	60	868	557	56
Interest on lease liabilities	21	18	17	58	54	7
Interest on post-employment benefits liability	—	4	(100)	(1)	11	n/m
Loss on foreign exchange	127	19	n/m	146	9	n/m
Change in fair value of derivative instruments	(125)	(21)	n/m	(142)	(9)	n/m
Capitalized interest	(8)	(5)	60	(21)	(12)	75
Other	21	8	163	38	21	81

Total finance costs	331	207	60	946	631	50
1    Interest on borrowings includes interest on short-term borrowings and on long-term debt.

The 60% increase in net interest on borrowings this quarter and the 56% increase year to date were a result of new debt issued, primarily associated with the completion of our long-term financing for the Transaction, and to support our acquisition of 3500 MHz spectrum licences in late 2021, including:
•the issuance of $2 billion subordinated notes in December 2021;
•the issuance of US$750 million subordinated notes in February 2022; and
•the issuance of $4.25 billion and US$7.05 billion senior notes in March 2022.

Income tax expense

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except tax rates)	2022	2021	2022	2021

Statutory income tax rate	26.5%	26.5%	26.5%	26.5%
Income before income tax expense	504	668	1,593	1,570
Computed income tax expense	134	177	422	416
Increase (decrease) in income tax expense resulting from:
Non-(taxable) deductible stock-based compensation	(4)	(3)	1	—
Non-deductible portion of equity losses	7	8	8	12
Non-taxable income from security investments	(3)	(3)	(9)	(8)
Other items	(1)	(1)	(1)	(3)

Total income tax expense	133	178	421	417

Effective income tax rate	26.4%	26.6%	26.4%	26.6%
Cash income taxes paid	145	175	430	675

Cash income taxes paid decreased this quarter primarily due to the timing of installment payments. Cash income taxes paid decreased year to date as 2021 tax installments included a final 2020 amount arising from our transition to a device financing business model, which results in earlier recognition of equipment revenue for income tax purposes.

Rogers Communications Inc.	15	Third Quarter 2022

Net income

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2022	2021	% Chg	2022	2021	% Chg

Net income	371	490	(24)	1,172	1,153	2
Basic earnings per share	$0.73	$0.97	(25)	$2.32	$2.28	2
Diluted earnings per share	$0.71	$0.94	(24)	$2.28	$2.27	—

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2022	2021	% Chg	2022	2021	% Chg

Adjusted EBITDA	1,583	1,600	(1)	4,714	4,365	8
Deduct:
Depreciation and amortization	644	642	—	1,928	1,927	—
Finance costs	331	207	60	946	631	50
Other expense (income)	19	20	(5)	(5)	14	n/m
Income tax expense [1]	153	195	(22)	484	476	2

Adjusted net income	436	536	(19)	1,361	1,317	3

Adjusted basic earnings per share	$0.86	$1.06	(19)	$2.70	$2.61	3
Adjusted diluted earnings per share	$0.84	$1.03	(18)	$2.66	$2.59	3
1    Income tax expense excludes recoveries of $20 million and $63 million (2021 - recoveries of $17 million and $59 million) for the three and nine months ended September 30, 2022 related to the income tax impact for adjusted items.

Rogers Communications Inc.	16	Third Quarter 2022

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2022	2021	2022	2021
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	1,533	1,571	4,496	4,173
Change in net operating assets and liabilities	154	80	49	87
Income taxes paid	(145)	(175)	(430)	(675)
Interest paid	(326)	(157)	(767)	(571)

Cash provided by operating activities	1,216	1,319	3,348	3,014

Investing activities:
Capital expenditures	(872)	(739)	(2,299)	(1,942)
Additions to program rights	(17)	(18)	(39)	(41)
Changes in non-cash working capital related to capital expenditures and intangible assets	118	23	22	55
Acquisitions and other strategic transactions, net of cash acquired	—	(743)	(9)	(743)
Other	12	14	73	30

Cash used in investing activities	(759)	(1,463)	(2,252)	(2,641)

Financing activities:
Net proceeds received from short-term borrowings	134	1,146	745	1,143
Net issuance (repayment) of long-term debt	—	—	12,711	(1,450)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	27	(11)	(27)	(16)
Transaction costs incurred	(557)	—	(726)	(11)
Principal payments of lease liabilities	(80)	(71)	(233)	(194)
Dividends paid	(253)	(253)	(757)	(757)

Cash (used in) provided by financing activities	(729)	811	11,713	(1,285)

Change in cash and cash equivalents and restricted cash and cash equivalents	(272)	667	12,809	(912)
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	13,796	905	715	2,484

Cash and cash equivalents and restricted cash and cash equivalents, end of period	13,524	1,572	13,524	1,572

Cash and cash equivalents	687	1,572	687	1,572
Restricted cash and cash equivalents	12,837	—	12,837	—

Cash and cash equivalents and restricted cash and cash equivalents, end of period	13,524	1,572	13,524	1,572

Operating activities
The 8% decrease in cash provided by operating activities this quarter was primarily a result of higher interest paid, including the impact of the Shaw senior note financing, partially offset by funding provided by net operating assets. The 11% increase in cash provided by operating activities year to date was primarily a result of higher adjusted EBITDA as well as the impact of lower income taxes paid.

Investing activities
Capital expenditures
During the quarter and year to date, we incurred $872 million and $2,299 million, respectively, on capital expenditures before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Rogers Communications Inc.	17	Third Quarter 2022

Acquisitions and other strategic transactions
During the three months ended September 30, 2021, we paid an installment of $665 million related to the acquisition of 3500 MHz spectrum licences and made two individually immaterial acquisitions complementary to our existing lines of business in Cable.

Financing activities
During the quarter and year to date, we paid net amounts of $396 million and received $12,703 million (2021 - received $1,135 million and paid $334 million), respectively, on our short-term borrowings, long-term debt, and related derivatives, net of transaction costs paid. The year to date receipts reflect new debt issued primarily associated with the completion of our long-term financing for the Transaction. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our short-term non-revolving credit facilities, and our US dollar-denominated commercial paper (US CP) program. Below is a summary of our short-term borrowings as at September 30, 2022 and December 31, 2021.

	As at September 30	As at December 31
(In millions of dollars)	2022	2021

Receivables securitization program	2,000	800
US commercial paper program (net of the discount on issuance)	1,015	893
Non-revolving credit facility borrowings	—	507

Total short-term borrowings	3,015	2,200

The tables below summarize the activity relating to our short-term borrowings for the three and nine months ended September 30, 2022 and 2021.

		Three months ended September 30, 2022			Nine months ended September 30, 2022
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from receivables securitization			—			1,200
Net proceeds received from receivables securitization			—			1,200

Proceeds received from US commercial paper	2,052	1.317	2,702	5,295	1.288	6,818
Repayment of US commercial paper	(1,963)	1.308	(2,568)	(5,265)	1.285	(6,766)
Net proceeds received from US commercial paper			134			52

Proceeds received from non-revolving credit facilities (Cdn$)			—			495
Total proceeds received from non-revolving credit facilities			—			495

Repayment of non-revolving credit facilities (Cdn$)			—			(495)
Repayment of non-revolving credit facilities (US$)	—	—	—	(400)	1.268	(507)
Total repayment of non-revolving credit facilities			—			(1,002)

Net repayment of non-revolving credit facilities			—			(507)

Net proceeds received from short-term borrowings			134			745

Rogers Communications Inc.	18	Third Quarter 2022

		Three months ended September 30, 2021			Nine months ended September 30, 2021
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from receivables securitization			—			150
Net proceeds received from receivables securitization			—			150

Proceeds received from US commercial paper	1,137	1.266	1,439	1,957	1.261	2,467
Repayment of US commercial paper	(630)	1.262	(795)	(1,570)	1.259	(1,976)
Net proceeds received from US commercial paper			644			491

Proceeds received from non-revolving credit facilities (US$)	400	1.255	502	400	1.255	502
Net proceeds received from non-revolving credit facilities			502			502

Net proceeds received from short-term borrowings			1,146			1,143

In March 2022, we amended the terms of our receivables securitization program and increased the maximum potential proceeds under the program from $1.2 billion to $1.8 billion. In May 2022, we further amended the terms of the program and increased the maximum potential proceeds to $2 billion. In October 2022, we further amended the terms of the program and increased the maximum potential proceeds to $2.4 billion. We will continue to service the receivables and they will continue to be recorded as accounts receivable or financing receivables, as applicable, on our interim condensed consolidated statement of financial position.

The terms of our receivables securitization program are committed until its expiry, which we extended this year to an expiration date of April 25, 2024. The buyer's interest in these receivables ranks ahead of our interest. The buyer of our receivables has no further claim on any of our other assets.

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

In March 2021, in connection with the Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion. As a result of entering into the $6 billion term loan facility related to the Transaction during the second quarter of 2021, the maximum amount we could have drawn on this committed facility decreased to $13 billion. Subsequently, as a result of issuing US$7.05 billion ($9.05 billion) and $4.25 billion senior notes (see "Long-term debt" below) during the first quarter of 2022, the maximum amount we could have drawn decreased to nil and the facility was terminated.

Rogers Communications Inc.	19	Third Quarter 2022

Long-term debt
Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the three and nine months ended September 30, 2022 and 2021.

		Three months ended September 30, 2022			Nine months ended September 30, 2022
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Senior note issuances (Cdn$)			—			4,250
Senior note issuances (US$)	—	—	—	7,050	1.284	9,054
Total issuances of senior notes			—			13,304

Senior note repayments (Cdn$)			—			(600)
Senior note repayments (US$)	—	—	—	(750)	1.259	(944)
Total senior notes repayments			—			(1,544)

Net issuance of senior notes			—			11,760

Subordinated note issuances (US$)	—	—	—	750	1.268	951

Net issuance of long-term debt			—			12,711

		Three months ended September 30, 2021			Nine months ended September 30, 2021
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Senior note repayments (Cdn$)			—			(1,450)

Net repayment of long-term debt			—			(1,450)

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2022	2021	2022	2021

Long-term debt net of transaction costs, beginning of period	31,456	16,442	18,688	18,201
Net issuance (repayment) of long-term debt	—	—	12,711	(1,450)
Loss on foreign exchange	1,322	315	1,534	8
Deferred transaction costs incurred	(557)	—	(726)	(11)
Amortization of deferred transaction costs	14	4	28	13

Long-term debt net of transaction costs, end of period	32,235	16,761	32,235	16,761

In the first quarter, we entered into a $665 million senior unsecured non-revolving credit facility with a fixed 1% interest rate with the Canada Infrastructure Bank. The credit facility can only be drawn upon to finance broadband service expansion projects to underserved communities under the Universal Broadband Fund. As at September 30, 2022, we had not drawn on the credit facility.

In April 2021, we entered into a $6 billion term loan facility related to the Transaction consisting of three tranches of $2 billion each. The facility cannot be drawn upon until the closing date of the Transaction. The first tranche matures three years after the Transaction closing date and subsequent tranches mature in years four and five thereafter, respectively. At tranche maturity, any outstanding borrowings under that tranche must be repaid. In May 2022, we extended the drawdown period of the term loan facility to December 31, 2022. In September 2022, we further extended the drawdown period of the term loan facility to December 31, 2023.

In April 2021, we amended our revolving credit facility to, among other things, increase the total credit limit and extend the maturity dates. We increased the total credit limit from $3.2 billion to $4 billion by increasing the limits of the two tranches to $3 billion and $1 billion (from $2.5 billion and $700 million), respectively. We also extended the maturity date of the $3 billion tranche to April 2026 and the $1 billion tranche to April 2024, both from March 2022.

Rogers Communications Inc.	20	Third Quarter 2022

Issuance of senior and subordinated notes and related debt derivatives
Below is a summary of the senior and subordinated notes we issued this year. We did not issue senior or subordinated notes during the nine months ended September 30, 2021.

(In millions of dollars, except interest rates and discounts)					Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate			Upon issuance	Upon modification [3]

2022 issuances
February 11, 2022 (subordinated) [4]	US	750	2082	5.250%	At par	951	13	—
March 11, 2022 (senior) [5]	US	1,000	2025	2.950%	99.934%	1,283	9	35
March 11, 2022 (senior)		1,250	2025	3.100%	99.924%	1,250	7	—
March 11, 2022 (senior)	US	1,300	2027	3.200%	99.991%	1,674	13	56
March 11, 2022 (senior)		1,000	2029	3.750%	99.891%	1,000	7	39
March 11, 2022 (senior)	US	2,000	2032	3.800%	99.777%	2,567	27	112
March 11, 2022 (senior)		1,000	2032	4.250%	99.987%	1,000	6	40
March 11, 2022 (senior)	US	750	2042	4.500%	98.997%	966	20	64
March 11, 2022 (senior)	US	2,000	2052	4.550%	98.917%	2,564	55	168
March 11, 2022 (senior)		1,000	2052	5.250%	99.483%	1,000	12	43
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.
3    Accounted for as a modification of the respective financial liabilities.
4    Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method over a five-year period. The subordinated notes due 2082 can be redeemed at par on March 15, 2027 or on any subsequent interest payment date.
5    The US$1 billion senior notes due 2025 can be redeemed at par on or after March 15, 2023.
In February 2022, we issued US$750 million subordinated notes due 2082 with an initial coupon of 5.25% for the first five years. Upon the occurrence of certain events involving a bankruptcy or insolvency of RCI, the outstanding principal and interest of such subordinated notes would automatically convert into preferred shares. Concurrently, we terminated $950 million of interest rate derivatives entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the issuance, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$740 million ($938 million) from the issuance.

In March 2022, we issued the Shaw senior note financing to partially finance the cash consideration for the Transaction. Each of the SMR notes contains a "special mandatory redemption" provision, which required them to be redeemed at 101% of their principal amount (plus accrued interest) if the Transaction was not consummated prior to December 31, 2022. At the same time, we terminated the committed credit facility we had arranged in March 2021. The arrangement agreement between Rogers and Shaw requires us to maintain sufficient liquidity to ensure we are able to fund the cash consideration portion of the Transaction upon closing and as such, we have recognized approximately $12.8 billion of the net proceeds as "restricted cash and cash equivalents" on our interim condensed consolidated statement of financial position.

In August 2022, we received consent from the SMR note holders to extend the SMR outside date to December 31, 2023, to ensure this financing remains in place should the Transaction close after December 31, 2022. As a result, we paid an initial consent fee to the note holders, including other directly attributable transaction costs, in September 2022 of $557 million ($121 million and US$331 million). Should the Transaction not close prior to December 31, 2022, and if we have not become obligated to complete a special mandatory redemption, we will be required to pay to the SMR note holders an additional consent fee of approximately $254 million ($55 million and US$152 million) on or before January 9, 2023.

Concurrent with the Shaw senior note financing, we terminated US$2 billion of interest rate swap derivatives, $500 million of bond forwards, and $2.3 billion of interest rate swap derivatives entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the US dollar-denominated issuances, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$6.95 billion ($8.93 billion) from the US dollar-denominated issuances.

Rogers Communications Inc.	21	Third Quarter 2022

Repayment of senior notes and related derivative settlements
In June 2022, we repaid the entire outstanding principal amount of our $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes.

In March 2022, we repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity. As a result, we repaid $1,019 million, including $75 million on settlement of the associated debt derivatives.

In March 2021, we repaid the entire outstanding principal amount of our $1.45 billion 5.34% senior notes at maturity. There were no derivatives associated with these senior notes.

Dividends
Below is a summary of the dividends declared and paid on RCI's outstanding Class A Voting common shares (Class A Shares) and Class B Non-Voting common shares (Class B Non-Voting Shares) in 2022 and 2021. On November 8, 2022, the Board declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on January 3, 2023 to shareholders of record on December 9, 2022.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 26, 2022	March 10, 2022	April 1, 2022	0.50	252
April 19, 2022	June 10, 2022	July 4, 2022	0.50	253
July 26, 2022	September 9, 2022	October 3, 2022	0.50	253

January 27, 2021	March 10, 2021	April 1, 2021	0.50	252
April 20, 2021	June 10, 2021	July 2, 2021	0.50	253
July 20, 2021	September 9, 2021	October 1, 2021	0.50	253
October 20, 2021	December 10, 2021	January 4, 2022	0.50	252

Free cash flow

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2022	2021	% Chg	2022	2021	% Chg

Adjusted EBITDA	1,583	1,600	(1)	4,714	4,365	8
Deduct:
Capital expenditures [1]	872	739	18	2,299	1,942	18
Interest on borrowings, net and capitalized interest	287	179	60	847	545	55
Cash income taxes [2]	145	175	(17)	430	675	(36)

Free cash flow	279	507	(45)	1,138	1,203	(5)
Add (deduct):
Interest on Shaw senior note financing	139	—	—	308	—	—
Interest earned on restricted cash and cash equivalents	(71)	—	—	(105)	—	—

Free cash flow excluding Shaw financing	347	507	(32)	1,341	1,203	11
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

Free cash flow decreased this quarter and year to date, and free cash flow excluding Shaw financing decreased this quarter, as a result of higher capital expenditures and higher interest on borrowings associated with the Transaction, partially offset by lower cash income taxes.

Rogers Communications Inc.	22	Third Quarter 2022

Overview of Financial Position

Consolidated statements of financial position

	As at	As at
	September 30	December 31
(In millions of dollars)	2022	2021	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	687	715	(28)	(4)	See "Managing our Liquidity and Financial Resources".
Restricted cash and cash equivalents	12,837	—	12,837	—	Reflects the restrictions on use of, and liquidity maintenance on, the proceeds received from our issuance of the Shaw senior note financing.
Accounts receivable	3,731	3,847	(116)	(3)	Reflects business seasonality.
Inventories	325	535	(210)	(39)	Reflects a decrease in Wireless handset inventories due to business seasonality.
Current portion of contract assets	111	115	(4)	(3)	n/m
Other current assets	523	497	26	5	n/m
Current portion of derivative instruments	435	120	315	n/m	Reflects the reclassification to current of our debt derivatives related to our US$500 million senior notes due March 2023 and the fair value of new expenditure derivatives maturing in 2023.
Total current assets	18,649	5,829	12,820	n/m

Property, plant and equipment	15,325	14,666	659	4	Primarily reflects capital expenditures and additions to right-of-use assets partially offset by depreciation expense.
Intangible assets	12,262	12,281	(19)	—	n/m
Investments	1,995	2,493	(498)	(20)	Primarily reflects fair value decreases for certain publicly traded investments.
Derivative instruments	1,358	1,431	(73)	(5)	Reflects the change in market values of debt derivatives as a result of the depreciation of the Cdn$ relative to the US$, and the reclassification to current of our debt derivatives related to our US$500 million senior notes due March 2023.
Financing receivables	716	854	(138)	(16)	Reflects a shift to fewer of our new subscribers purchasing devices.
Other long-term assets	453	385	68	18	Primarily reflects an increase in pension assets due to employer pension contributions.
Goodwill	4,025	4,024	1	—	n/m

Total assets	54,783	41,963	12,820	31

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	3,015	2,200	815	37	Reflects an increase in borrowings under our receivables securitization program, partially offset by a decrease in our non-revolving credit facilities.
Accounts payable and accrued liabilities	3,243	3,416	(173)	(5)	Reflects business seasonality.
Income tax payable	—	115	(115)	(100)	Reflects a decrease in taxes owed as a result of tax installments paid.
Other current liabilities	157	607	(450)	(74)	Primarily reflects the termination of our interest rate derivatives upon issuance of our senior and subordinated notes and the change in market values of debt derivatives as a result of the depreciation of the Cdn$ relative to the US$.
Contract liabilities	354	394	(40)	(10)	n/m
Current portion of long-term debt	685	1,551	(866)	(56)	Reflects the repayment of US$750 million senior notes in March 2022 and $600 million senior notes in June 2022, partially offset by the reclassification to current of our US$500 million senior notes due March 2023.
Current portion of lease liabilities	351	336	15	4	n/m
Total current liabilities	7,805	8,619	(814)	(9)

Provisions	52	50	2	4	n/m
Long-term debt	31,550	17,137	14,413	84	Primarily reflects the issuances of our US$750 million subordinated notes and $4.25 billion and US$7.05 billion in senior notes, partially offset by a reclassification to current of our US$500 million senior notes due March 2023.
Lease liabilities	1,661	1,621	40	2	Reflects liabilities related to new leases.
Other long-term liabilities	598	565	33	6	Primarily reflects changes in market values of certain debt derivatives as a result of changes in the Canadian and US interest rate environment.
Deferred tax liabilities	3,455	3,439	16	—	n/m
Total liabilities	45,121	31,431	13,690	44

Shareholders' equity	9,662	10,532	(870)	(8)	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders' equity	54,783	41,963	12,820	31

Rogers Communications Inc.	23	Third Quarter 2022

Financial Condition

Available liquidity
Below is a summary of our available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at September 30, 2022 and December 31, 2021.

As at September 30, 2022	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	687	—	—	—	687
Bank credit facilities [2]:
Revolving	4,000	—	8	1,018	2,974
Outstanding letters of credit	72	—	72	—	—
Receivables securitization [2]	2,000	2,000	—	—	—

Total	6,759	2,000	80	1,018	3,661
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2021	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	715	—	—	—	715
Bank credit facilities [2]:
Revolving	4,000	—	8	894	3,098
Non-revolving	507	507	—	—	—
Outstanding letters of credit	72	—	72	—	—
Receivables securitization [2]	1,200	800	—	—	400

Total	6,494	1,307	80	894	4,213
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

In addition to the sources of available liquidity noted above, we held $1,100 million of securities in publicly traded companies as at September 30, 2022 (December 31, 2021 - $1,581 million).

Our restricted cash and cash equivalents are not included in available liquidity as the funds were raised solely to fund a portion of the cash consideration of the Transaction. Our $6 billion term loan facility related to the Transaction is also not included in available liquidity as we can only draw on that facility to partially fund the Transaction. Our Canada Infrastructure Bank credit agreement (see "Managing our Liquidity and Financial Resources") is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes.

Weighted average cost of borrowings
Our weighted average cost of borrowings was 4.41% as at September 30, 2022 (December 31, 2021 - 3.95%) and our weighted average term to maturity was 12.0 years (December 31, 2021 - 11.6 years). These figures reflect the expected repayment of our subordinated notes on the five-year anniversary.

Rogers Communications Inc.	24	Third Quarter 2022

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior and subordinated notes and debentures (long-term) and US CP (short-term) as at September 30, 2022.

Issuance	S&P Global Ratings Services	Moody's	Fitch	DBRS Morningstar
Corporate credit issuer default rating	BBB+ CreditWatch Negative	Baa1 under review	BBB+ Rating Watch Negative	BBB (high), Under Review with Negative Implications
Senior unsecured debt	BBB+ CreditWatch Negative	Baa1 under review	BBB+ Rating Watch Negative	BBB (high), Under Review with Negative Implications
Subordinated debt	BBB- CreditWatch Negative	Baa3 under review	BBB- Rating Watch Negative	BBB (high), Under Review with Negative Implications
US commercial paper	A-2 CreditWatch Negative	P-2 under review	N/A [1]	N/A [1]
1    We have not sought a rating from Fitch or DBRS Morningstar for our short-term obligations.

As a result of our agreement to acquire Shaw and the related commitments in connection with the Transaction, each of these rating agencies has put our credit rating under review. We expect each of these rating agencies to complete their reviews upon closing of the Transaction. See "Shaw Transaction" for more information on our agreement with Shaw and the Transaction.

Rogers Communications Inc.	25	Third Quarter 2022

Adjusted net debt and debt leverage ratios
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, lease liabilities, and cash and cash equivalents or bank advances.

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2022	2021

Long-term debt [1]	33,118	18,873
Subordinated notes adjustment [2]	(1,514)	(1,000)
Net debt derivative assets valued without any adjustment for credit risk [3]	(1,468)	(1,278)
Short-term borrowings	3,015	2,200
Lease liabilities	2,012	1,957
Cash and cash equivalents	(687)	(715)
Restricted cash and cash equivalents [4]	(12,837)	—

Adjusted net debt [2,5]	21,639	20,037
Divided by: trailing 12-month adjusted EBITDA	6,236	5,887

Debt leverage ratio [5]	3.5	3.4

Adjusted net debt	21,639	20,037
Add (deduct):
Shaw senior note financing	(13,913)	—
Restricted cash and cash equivalents	12,837	—
Net debt derivative liabilities related to Shaw senior note financing	(82)	—
Transaction costs related to Shaw senior note financing	(707)	—
Interest income on restricted cash and cash equivalents	105	—
Interest paid on Shaw senior note financing	(199)	—

Adjusted net debt excluding Shaw financing [5]	19,680	20,037
Divided by: trailing 12-month adjusted EBITDA	6,236	5,887

Debt leverage ratio excluding Shaw financing [5]	3.2	3.4
1    Includes current and long-term portion of long-term debt before deferred transaction costs and discounts.
2    For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
3    For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.
4    For the purposes of calculating adjusted net debt, we have deducted our restricted cash and cash equivalents as these funds were raised solely to fund a portion of the cash consideration of the Transaction or, if unable to be consummated, be used to redeem the applicable senior notes excluding any premium. We therefore believe including only the underlying senior notes would not represent our view of adjusted net debt prior to the consummation of the Transaction or the redemption of the senior notes.
5    Adjusted net debt and debt leverage ratio are capital management measures. Debt leverage ratio excluding Shaw financing is a non-GAAP ratio. Adjusted net debt excluding Shaw financing is a non-GAAP financial measure and is a component of debt leverage ratio excluding Shaw financing. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

We use adjusted net debt excluding Shaw financing and debt leverage ratio excluding Shaw financing to analyze our debt and cash balances when excluding the effect of the Shaw senior note financing, as those senior notes were issued for the specific purpose of funding the Transaction, which has not yet closed. To calculate adjusted net debt excluding Shaw financing, we further adjust adjusted net debt to exclude the balances of the Shaw senior note financing, our restricted cash and cash equivalents balance, and the net debt derivative liabilities relating to the US dollar-denominated Shaw senior note financing, as well as the cumulative transaction costs we have paid to date on the Shaw senior note financing, the cumulative interest income we have earned on the restricted cash and cash equivalents balance, and the cumulative interest we have paid on the Shaw senior note financing.

Rogers Communications Inc.	26	Third Quarter 2022

Outstanding common shares

	As at September 30	As at December 31
	2022	2021

Common shares outstanding [1]
Class A Voting Shares	111,152,011	111,153,411
Class B Non-Voting Shares	393,773,307	393,771,907

Total common shares	504,925,318	504,925,318

Options to purchase Class B Non-Voting Shares
Outstanding options	9,957,051	6,494,001
Outstanding options exercisable	3,084,989	2,373,717
1    Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Rogers Communications Inc.	27	Third Quarter 2022

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2021 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 91.1% of our outstanding debt, including short-term borrowings, as at September 30, 2022 (December 31, 2021 - 89.3%).

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and forward foreign exchange agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings. We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our US dollar-denominated notes due 2025 and our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Credit facilities and US CP
Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and nine months ended September 30, 2022 and 2021.

		Three months ended September 30, 2022			Nine months ended September 30, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives settled	—	—	—	400	1.268	507
Net cash received on settlement			—			9

US commercial paper program
Debt derivatives entered	2,052	1.317	2,702	5,295	1.288	6,818
Debt derivatives settled	1,960	1.308	2,564	5,259	1.285	6,758
Net cash received on settlement			27			48

		Three months ended September 30, 2021			Nine months ended September 30, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	400	1.255	502	400	1.255	502

US commercial paper program
Debt derivatives entered	1,136	1.267	1,439	1,956	1.261	2,467
Debt derivatives settled	628	1.263	793	1,568	1.259	1,974
Net cash paid on settlement			(11)			(16)

As at September 30, 2022, we had nil and US$740 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2021 - US$400 million and US$704 million), respectively.

Rogers Communications Inc.	28	Third Quarter 2022

Senior and subordinated notes
Below is a summary of the debt derivatives we entered into related to senior and subordinated notes during the nine months ended September 30, 2022. We did not enter into or settle any debt derivatives related to senior notes issued during the nine months ended September 30, 2021.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2022 issuances
February 11, 2022	750	2082	5.250%	5.635%	951
March 11, 2022 [2]	1,000	2025	2.950%	2.991%	1,283
March 11, 2022	1,300	2027	3.200%	3.413%	1,674
March 11, 2022	2,000	2032	3.800%	4.232%	2,567
March 11, 2022	750	2042	4.500%	5.178%	966
March 11, 2022	2,000	2052	4.550%	5.305%	2,564
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.
2    The derivatives associated with our US$1 billion senior notes due 2025 have not been designated as hedges for accounting purposes.

In March 2022, we repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity, resulting in a repayment of $1,019 million, including $75 million on settlement of the associated debt derivatives.

As at September 30, 2022, we had US$16,100 million (December 31, 2021 - US$9,050 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged economically using debt derivatives.

During the nine months ended September 30, 2022, in connection with the issuance of the US$2 billion senior notes due 2052, we terminated US$2 billion notional amount of forward starting cross-currency swaps and received $43 million upon settlement. As at September 30, 2022, we had no forward starting cross-currency swaps outstanding (December 31, 2021 - US$2 billion).

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three and nine months ended September 30, 2022 and 2021.

	Three months ended September 30, 2022			Nine months ended September 30, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	40	1.350	54	111	1.306	145
Debt derivatives settled	32	1.344	43	90	1.311	118

	Three months ended September 30, 2021			Nine months ended September 30, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	25	1.240	31	99	1.253	124
Debt derivatives settled	22	1.318	29	56	1.339	75

As at September 30, 2022, we had US$214 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2021 - US$193 million) with terms to maturity ranging from October 2022 to September 2025 (December 31, 2021 - January 2022 to December 2024) at an average rate of $1.296/US$ (December 31, 2021 - $1.301/US$).

See "Mark-to-market value" for more information about our debt derivatives.

Rogers Communications Inc.	29	Third Quarter 2022

Interest rate derivatives
From time to time, we use bond forward derivatives or interest rate swap derivatives (collectively, interest rate derivatives) to hedge interest rate risk on current and future debt instruments. Our interest rate derivatives are designated as hedges for accounting purposes.

Concurrent with our issuance of US$750 million subordinated notes in February 2022, we terminated $950 million of interest rate swap derivatives and received $33 million upon settlement.

Concurrent with our issuance of US$7.05 billion ($9.05 billion) and $4.25 billion senior notes in March 2022, we terminated:
•US$2 billion of interest rate swap derivatives and paid US$129 million ($165 million) upon settlement; and
•$500 million of bond forwards and $2.3 billion of interest rate swap derivatives and received $80 million upon settlement.

As at September 30, 2022, we had no interest rate derivatives outstanding.

See "Mark-to-market value" for more information about our interest rate derivatives.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered into and settled during the three and nine months ended September 30, 2022 and 2021.

	Three months ended September 30, 2022			Nine months ended September 30, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	—	—	—	852	1.251	1,066
Expenditure derivatives settled	255	1.282	327	735	1.288	947

	Three months ended September 30, 2021			Nine months ended September 30, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	120	1.250	150	330	1.245	411
Expenditure derivatives settled	255	1.361	347	735	1.361	1,000

As at September 30, 2022, we had US$1,185 million notional amount of expenditure derivatives outstanding (December 31, 2021 - US$1,068 million) with terms to maturity ranging from October 2022 to December 2023 (December 31, 2021 - January 2022 to December 2023) at an average rate of $1.259/US$ (December 31, 2021 - $1.287/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at September 30, 2022, we had equity derivatives outstanding for 5.0 million (December 31, 2021 - 5.0 million) Class B Non-Voting Shares with a weighted average price of $53.10 (December 31, 2021 - $53.10).

During the nine months ended September 30, 2021, we entered into 0.4 million equity derivatives with a weighted average price of $60.98. We reset the weighted average price to $59.64 on 0.5 million equity derivatives and received net proceeds of $3 million. At the same time, we reset the expiry dates on certain of our equity derivatives to April 2023 (from April 2021).

Rogers Communications Inc.	30	Third Quarter 2022

During the nine months ended September 30, 2022, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2023 (from April 2022).

See "Mark-to-market value" for more information about our equity derivatives.

Cash settlements on debt derivatives and forward contracts
Below is a summary of the net proceeds (payments) on settlement of debt derivatives and forward contracts during the three and nine months ended September 30, 2022 and 2021.

	Three months ended September 30, 2022			Nine months ended September 30, 2022
(In millions of dollars, except exchange rates)	US$ settlements	Exchange rate	Cdn$ settlements	US$ settlements	Exchange rate	Cdn$ settlements

Credit facilities			—			9
US commercial paper program			27			48
Senior and subordinated notes			—			(75)
Forward starting cross-currency swaps			—			43
Interest rate derivatives (Cdn$)			—			113
Interest rate derivatives (US$)	—	—	—	(129)	1.279	(165)

Net proceeds (payments) on settlement of debt derivatives and forward contracts			27			(27)

	Three months ended September 30, 2021	Nine months ended September 30, 2021
(In millions of dollars, except exchange rates)	Cdn$ settlements	Cdn$ settlements

US commercial paper program	(11)	(16)

Net payments on settlement of debt derivatives and forward contracts	(11)	(16)

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at September 30, 2022
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	11,258	1.2129	13,655	1,555
As liabilities	4,056	1.2938	5,248	(244)
Debt derivatives not accounted for as hedges:
As assets	1,755	1.3120	2,303	103
Net mark-to-market debt derivative asset				1,414
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,146	1.2545	1,438	126
As liabilities	39	1.3785	54	—
Net mark-to-market expenditure derivative asset				126
Equity derivatives not accounted for as hedges:
As assets	—	—	166	9
As liabilities	—	—	99	(9)
Net mark-to-market equity derivative asset				—

Net mark-to-market asset				1,540

Rogers Communications Inc.	31	Third Quarter 2022

	As at December 31, 2021
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,859	1.1369	6,661	1,453
As liabilities	5,383	1.3025	7,011	(343)
Short-term debt derivatives not accounted for as hedges:
As assets	1,104	1.2578	1,389	11
Net mark-to-market debt derivative asset				1,121
Interest rate derivatives accounted for as cash flow hedges:
As assets (Cdn$)	—	—	3,250	40
As liabilities (Cdn$)	—	—	500	(6)
As liabilities (US$)	2,000	—	—	(277)
Net mark-to-market interest rate derivative liability				(243)
Expenditure derivatives accounted for as cash flow hedges:
As assets	438	1.2453	545	11
As liabilities	630	1.3151	829	(30)
Net mark-to-market expenditure derivative liability				(19)
Equity derivatives not accounted for as hedges:
As assets	—	—	265	36

Net mark-to-market asset				895

Commitments and Contractual Obligations

See our 2021 Annual MD&A for a summary of our obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and lease arrangements. These are also discussed in notes 17, 21, and 28 of our 2021 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, there have been no other material changes to our material contractual obligations, as identified in our 2021 Annual MD&A, since December 31, 2021.

Regulatory Developments

See our 2021 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 3, 2022. The following are the significant regulatory developments since that date.

ISED Canada review of the Transaction
On October 25, 2022, the Minister for Innovation, Science and Industry as an administrative matter denied our initial March 2021 request, which had not been withdrawn despite the proposed Freedom Transaction, to transfer Freedom's spectrum licences to Rogers. In contemplation of the proposed Freedom Transaction, the Minister set out certain conditions (which Quebecor announced its intention to accept) before the Minister would consider approving a transfer of Freedom's spectrum licences to Videotron. The proposed Freedom Transaction continues to be reviewed by ISED Canada.

Matters associated with network outage
On July 11, 2022, in response to the network outage that occurred on July 8, 2022, the Minister for Innovation, Science and Industry announced he had directed the major telecommunications companies in Canada to improve the resilience and reliability of their networks by ensuring formal arrangements are in place within 60 days that will address (i) emergency roaming, (ii) mutual assistance during outages, and (iii) a communication protocol to better inform the public and authorities during telecommunications emergencies. On September 7, 2022, we announced that a formal memorandum of understanding had been signed among Canada's major telecommunications carriers regarding reciprocal support for emergency roaming, mutual assistance, and communications protocols in the event of a future network outage.

On July 12, 2022, the CRTC issued a request for information asking us to respond to detailed questions and provide a comprehensive explanation regarding the network outage. The CRTC has requested a detailed account as to why and how this network outage happened, as well as what measures we will put in place to prevent future outages. On

Rogers Communications Inc.	32	Third Quarter 2022

July 22, 2022, we provided responses to the CRTC's questions. On August 5, 2022, the CRTC issued a subsequent request for information, responses to which were filed by Rogers on August 22, 2022.

On July 15, 2022, the House of Commons Standing Committee on Industry and Technology announced it would study the network outage, including the underlying causes and its impact on families, consumers, and businesses. The committee held meetings during July 2022 during which representatives from Rogers, amongst others, appeared.

3800 MHz spectrum licence auction
On June 30, 2022, ISED Canada released its Policy and Licensing Framework for Spectrum in the 3800 MHz Band, laying out the rules for the upcoming auction. The 3800 MHz band, along with the 3500 MHz band that was auctioned in 2021, is key to supporting strong 5G networks. The auction is expected to begin in October 2023. The rules include measures such as (i) imposing a 100 MHz cap on large national providers (i.e. RCCI, Bell Mobility Inc., and Telus Communications Inc.) as to how much combined 3500 MHz and 3800 MHz spectrum they can acquire; (ii) reserving a total of 150 MHz across the 3500 MHz and 3800 MHz spectrum bands for smaller competitors; and (iii) implementing strong deployment requirements requiring spectrum won at auction to be deployed within a certain timeframe or risk losing the licences.

Competition Bureau review of the Transaction
On May 9, 2022, the Bureau announced it had filed applications to the Tribunal challenging the Transaction and requesting an injunction to prevent closing of the Transaction until the Bureau's application to challenge the Transaction can be decided. The Bureau's concerns relate to the impact of the Transaction on competition for wireless services in Canada. More specifically, the Bureau alleges that the Transaction would significantly decrease competition in the wireless market in Canada. On May 30, 2022, Rogers and Shaw agreed with the Bureau that we would not seek to close the Transaction until we reached an agreement with the Bureau or the Tribunal rules in our favour. On June 3, 2022, Rogers and Shaw filed responses opposing the Bureau's application to challenge the Transaction, including a proposal for a full divestiture of Freedom Mobile (as subsequently agreed to with Quebecor through the proposed Freedom Transaction), which would allow a strong fourth wireless carrier to be maintained.

On June 16, 2022, the Bureau filed its reply to our June 3, 2022 responses. On June 17, 2022, the Tribunal issued an order setting the schedule for its consideration of the Bureau's application.

On July 4, 2022, the Attorney General of Alberta announced that it will intervene in the Tribunal proceedings and that it was not taking a position at this time. On July 8, 2022, Videotron filed a motion seeking intervenor status in the Tribunal litigation to support Rogers' and Shaw's positions. Videotron's motion was later granted.

On October 27, 2022, Rogers, Shaw, and Videotron participated in a second mediation with the Bureau. The mediation did not yield a negotiated settlement and as a result, the Tribunal proceedings commenced on November 7, 2022. The commencement of Tribunal proceedings does not prevent us from pursuing discussions with the Bureau in an attempt to reach a negotiated settlement.

CRTC review of the Transaction
On March 24, 2022, the CRTC approved our acquisition of Shaw's broadcasting services, subject to a number of conditions and modifications, including:
•the contribution of $27.2 million in benefits to the broadcasting system through various initiatives and funds, including those that support the production of content by Indigenous producers and members of equity-seeking groups;
•annual reporting on our commitments to increase our support for local news, including by employing more journalists at our Citytv™ stations across the country and by producing an additional 48 news specials each year that reflect local communities;
•the distribution of at least 45 independent English- and French-language services on each of our cable and satellite services; and
•safeguards to ensure that cable providers relying on signals delivered by us will continue to be able to serve their communities, including those in rural and remote areas.

The CRTC approval only relates to the broadcasting elements of the Transaction. The Transaction continues to be reviewed by the Bureau and ISED Canada.

Rogers Communications Inc.	33	Third Quarter 2022

Updates to Risks and Uncertainties

See our 2021 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 3, 2022, which should be reviewed in conjunction with this MD&A. The following factors may contribute to those risks and uncertainties.

Shaw Transaction
The Transaction with Shaw is subject to a number of additional risks that are disclosed in our 2021 Annual MD&A, many of which are outside the control of Rogers and Shaw. Updates and additions to these risks are described below.

Key Regulatory Approvals and other conditions
In connection with obtaining the Key Regulatory Approvals, divestitures and/or other actions are expected to be required by the relevant regulatory or governmental authorities. To that end, Rogers, Shaw, and Quebecor announced the Freedom Transaction on June 17, 2022. The Freedom Transaction is subject to clearance under the Competition Act and approval by ISED Canada and is conditional on our ability to close the Transaction. At this time, the Bureau has stated it does not intend to approve the Freedom Transaction together with the Transaction as currently contemplated and the likelihood of reaching a negotiated settlement with the Bureau has been significantly reduced. As a result, we may only be permitted to close the Transaction if we are successful in opposing the Bureau's application to the Tribunal. Separately, ISED Canada must approve the transfer of spectrum licences in connection with the Freedom Transaction.

Although we believe the Bureau's application should be dismissed by the Tribunal, the outcome of the Tribunal hearing, including any associated appeals, is inherently uncertain and could (i) significantly delay either the closing or termination of the Transaction or (ii) prevent the closing of the Transaction entirely, in each case with a corresponding material, adverse impact to our business, financial condition, results of operations, and cash flows.

The time required to address the Bureau's concerns and agree on the terms of a negotiated settlement with the Bureau (or any associated litigation, including the Tribunal hearing), as well as to obtain ISED Canada approval, and any appeals of the outcomes of these processes, is uncertain and could result in further delays in, or prevent, the closing of the Transaction.

Further, should the Transaction not close prior to December 31, 2022, we will be required to pay to the SMR note holders an additional consent fee of approximately $254 million ($55 million and US$152 million) on or before January 9, 2023.

July 2022 network outage
As a result of the network outage that occurred on July 8, 2022, three applications were filed in the Quebec Superior Court seeking authorization to commence a class action against Rogers in relation to this network outage. One of the applications was subsequently withdrawn. Each of the remaining two applications seeks to institute a class action on behalf of all persons in Quebec who, among other things, experienced a wireless or wireline service interruption as a result of, or were otherwise impacted by, the outage. Each remaining application also claims various damages, including, among others, contractual damages, damages for lost profits, and punitive damages.

At this time, we are unable to assess the likelihood of success of these applications, or predict the magnitude of any liability we might incur by virtue of the claims underlying those applications or any corresponding or similar claims that may be brought against us in the future. As such, we have not recognized a liability for this contingency. If successful, one of those claims could have a material adverse effect on our business, financial results, or financial condition. It is also possible that similar or corresponding claims could be filed in other jurisdictions.

Rogers Communications Inc.	34	Third Quarter 2022

Critical Accounting Policies and Estimates

See our 2021 Annual MD&A and our 2021 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2022
We adopted the following accounting amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2022. The adoption of these standards have not had a material impact on our financial results.
•Amendments to IFRS 3, Business Combinations - Updating a Reference to the Conceptual Framework, updating a reference in IFRS 3 to now refer to the Conceptual Framework.
•Amendments to IAS 16, Property, Plant and Equipment: Proceeds before intended use, prohibiting reducing the cost of property, plant and equipment by proceeds while bringing an asset to capable operations.
•Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts, specifying costs an entity should include in determining the "cost of fulfilling" a potential onerous contract.

Recent accounting pronouncements not yet adopted
The IASB has issued the following new standard and amendments to existing standards that will become effective in future years:
•IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts (January 1, 2023).
•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current, clarifying the classification requirements in the standard for liabilities as current or non-current (effective date to be determined).
•Amendments to IAS 1, Presentation of Financial Statements - Disclosure of Accounting Policies, requiring entities to disclose material, instead of significant, accounting policy information (January 1, 2023).
•Amendments to IAS 8, Accounting Policies - Changes in Accounting Estimates and Errors, clarifying the definition of "accounting policies" and "accounting estimates" (January 1, 2023).
•Amendments to IAS 12, Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes (January 1, 2023).
•Amendments to IFRS 16, Leases - Lease Liability in a Sale and Leaseback, clarifying subsequent measurement requirements for sale and leaseback transactions for sellers-lessees. (January 1, 2024).

We do not expect IFRS 17, Insurance Contracts, or the amendments to existing standards to have any material impacts on our consolidated financial statements.

Transactions with related parties
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper, and with Vancouver Professional Baseball LLP, which is controlled by our Director John C. Kerr. Dream is a real estate company that rents spaces in office and residential buildings. Vancouver Professional Baseball LLP controls the Vancouver Canadians, the Toronto Blue Jays High-A affiliate minor league team. Total amounts paid to each of these related parties were nominal for the three and nine months ended September 30, 2022.

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for the three and nine months ended September 30, 2022 and 2021.

We recognized these transactions at the amounts agreed to by the related parties, which were also reviewed by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and generally due for payment in cash within one month of the date of the transaction.

Controls and procedures
There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Rogers Communications Inc.	35	Third Quarter 2022

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reportable segments, refer to our 2021 Annual MD&A.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2021 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Effective January 1, 2022, we are disclosing mobile phone subscribers in Wireless, which represent devices with voice-only or voice-and-data plans. Our previous definition included devices on data-only plans and customers who subscribe to our wireless home phone service. As a result, our definition of ARPU has also shifted to mobile phone ARPU. We also no longer report blended ABPU given the significant adoption of our wireless device financing program resulting in this metric being less meaningful.

In Cable, we have adjusted our definition of an Internet subscriber such that it only includes retail Internet subscribers, representing customers who have Internet service installed and operating, and are being billed directly by us. Our previous definition included third-party Internet access subscribers and Smart Home Monitoring subscribers. We also began reporting Video (consisting of Ignite TV and legacy Television subscribers), Smart Home Monitoring, and Home Phone subscribers in separate categories. Our updated definitions are as follows:

Subscriber counts
Subscriber count (Wireless)
•A wireless subscriber is represented by each identifiable telephone number.
•We report wireless subscribers in two categories: postpaid mobile phone and prepaid mobile phone. Postpaid and prepaid include voice-only subscribers and subscribers with service plans including both voice and data.
•Usage and overage charges for postpaid subscribers are billed a month in arrears. Prepaid subscribers cannot incur usage and/or overage charges in excess of their plan limits or account balance.
•Wireless prepaid subscribers are considered active for a period of 90 days from the date of their last revenue-generating usage.

Subscriber count (Cable)
•Cable retail Internet, Video, and Smart Home Monitoring subscribers are represented by a dwelling unit; Cable Home Phone subscribers are represented by line counts.
•When there is more than one unit in a single dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant's rent. Institutional units, such as hospitals or hotels, are each considered one subscriber.
•Cable retail Internet, Video, Smart Home Monitoring, and Home Phone subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.
•Subscriber counts exclude certain business services delivered over our fibre network and data centre infrastructure, and circuit-switched local and long distance voice services and legacy data services where access is delivered using leased third-party network elements and tariffed ILEC services.

Mobile phone average revenue per user (Wireless)
Mobile phone ARPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Rogers Communications Inc.	36	Third Quarter 2022

Non-GAAP and Other Financial Measures

We use the following "non-GAAP financial measures" and other "specified financial measures" (each within the meaning of applicable Canadian securities law). These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures
Specified financial measure	How it is useful		How we calculate it	Most directly comparable IFRS financial measure
Adjusted net income	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Net income
add (deduct)
			restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.	Net income
Free cash flow excluding Shaw financing	●
To show how much cash we generate from our operations that is available to repay debt and reinvest in our company excluding the effect of the Shaw senior note financing, as it was issued for a specific purpose and does not contribute to our core business operations.
Cash provided by operating activities
add (deduct)
			(capital expenditures); (interest on borrowings, net and capitalized interest); interest paid; restructuring, acquisition, and other; (program rights amortization); change in net operating assets and liabilities; interest on Shaw senior note financing; and (interest earned on restricted cash and cash equivalents).	Cash provided by operating activities
Adjusted net debt excluding Shaw financing	●	We believe this helps investors and analysts analyze the components of our debt and cash balances while taking into account the impact of debt derivatives on our US dollar-denominated debt, excluding the cumulative effect of the Shaw senior note financing as it was issued for the specific purpose of funding the Transaction, which has not yet closed.	Total long-term debt
add (deduct)
current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities associated with issued debt; credit risk adjustment related to net debt derivatives; current portion of lease liabilities; lease liabilities; bank advances (cash and cash equivalents); short-term borrowings; and (restricted cash and cash equivalents);
add (deduct)
			(Shaw senior note financing); restricted cash and cash equivalents; net debt derivative assets (liabilities) related to Shaw senior note financing; (deferred transaction costs and discounts related to Shaw senior note financing); interest income on restricted cash and cash equivalents; and (interest paid on Shaw senior note financing).	Long-term debt
Revenue, total service revenue, and adjusted EBITDA excluding July network outage-related credits	●	To show the organic growth of our business prior to the impact of the significant customer credits provided as a result of the July 2022 network outage.
Revenue and total service revenue excluding July network outage-related credits
Revenue (or total service revenue)
add
July network outage-related credits.

Adjusted EBITDA excluding July network outage-related credits
Net income
add (deduct)
income tax expense (recovery); finance costs;
depreciation and amortization; other
expense (income); restructuring, acquisition
and other; loss (gain) on disposition of
property, plant and equipment; and July network outage-related credits.
Revenue Total service revenue Net income

Rogers Communications Inc.	37	Third Quarter 2022

Non-GAAP ratios
Specified financial measure	How it is useful		How we calculate it
Adjusted basic earnings per share Adjusted diluted earnings per share	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Adjusted net income
divided by
basic weighted average shares outstanding.

Adjusted net income including the dilutive effect of stock-based compensation divided by
diluted weighted average shares outstanding.
Debt leverage ratio excluding Shaw financing	●	We believe this helps investors and analysts analyze our ability to service our debt obligations, excluding the effect of specific Shaw senior note financing as it was issued for a specific purpose and does not reflect our ability to service our core business debt obligations.	Adjusted net debt excluding Shaw financing (defined above) divided by 12-month trailing adjusted EBITDA.
Adjusted EBITDA margin excluding July network outage-related credits	●	To show the organic growth of our business prior to the impact of the significant customer credits provided as a result of the July 2022 network outage.	Adjusted EBITDA excluding July network outage-related credits divided by revenue excluding July network outage-related credits.

Total of segments measures
Specified financial measure	Most directly comparable IFRS financial measure
Adjusted EBITDA	Net income

Capital management measures
Specified financial measure	How it is useful
Free cash flow	●	To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	We believe this helps investors and analysts analyze our debt and cash balances while taking into account the impact of debt derivatives on our US dollar-denominated debt.
Debt leverage ratio	●	We believe this helps investors and analysts analyze our ability to service our debt obligations.
Available liquidity	●	To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Supplementary financial measures
Specified financial measure	How we calculate it
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.
Wireless mobile phone average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless mobile phone subscribers for the relevant period.
Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.
Capital intensity	Capital expenditures divided by revenue.

Rogers Communications Inc.	38	Third Quarter 2022

Reconciliation of adjusted EBITDA and adjusted EBITDA excluding July network outage-related credits

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2022	2021	2022	2021

Net income	371	490	1,172	1,153
Add:
Income tax expense	133	178	421	417
Finance costs	331	207	946	631
Depreciation and amortization	644	642	1,928	1,927
EBITDA	1,479	1,517	4,467	4,128
Add (deduct):
Other expense (income)	19	20	(5)	14
Restructuring, acquisition and other	85	63	252	223

Adjusted EBITDA	1,583	1,600	4,714	4,365
Add (deduct):
July network outage-related credits [1]	150	—

Adjusted EBITDA excluding network outage credits	1,733	1,600
1 July network outage-related credits consists of five days of credits provided to subscribers relating to the July 2022 network outage. See "Operating Environment and Strategic Highlights".

Reconciliation of adjusted net income

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2022	2021	2022	2021

Net income	371	490	1,172	1,153
Add (deduct):
Restructuring, acquisition and other	85	63	252	223
Income tax impact of above items	(20)	(17)	(63)	(59)

Adjusted net income	436	536	1,361	1,317

Reconciliation of free cash flow excluding Shaw financing

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2022	2021	2022	2021

Cash provided by operating activities	1,216	1,319	3,348	3,014
Add (deduct):
Capital expenditures	(872)	(739)	(2,299)	(1,942)
Interest on borrowings, net and capitalized interest	(287)	(179)	(847)	(545)
Interest paid	326	157	767	571
Restructuring, acquisition and other	85	63	252	223
Program rights amortization	(10)	(10)	(49)	(46)
Change in net operating assets and liabilities	(154)	(80)	(49)	(87)
Other adjustments [1]	(25)	(24)	15	15

Free cash flow	279	507	1,138	1,203
Add (deduct):
Interest on Shaw senior note financing	139	—	308	—
Interest earned on restricted cash and cash equivalents	(71)	—	(105)	—

Free cash flow excluding Shaw financing	347	507	1,341	1,203
1    Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other (income) expense from our financial statements.

Rogers Communications Inc.	39	Third Quarter 2022

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2022			2021				2020
(In millions of dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue
Wireless	2,267	2,212	2,140	2,415	2,215	2,064	2,074	2,291
Cable	975	1,041	1,036	1,023	1,016	1,013	1,020	1,019
Media	530	659	482	516	473	546	440	409
Corporate items and intercompany eliminations	(29)	(44)	(39)	(35)	(38)	(41)	(46)	(39)
Total revenue	3,743	3,868	3,619	3,919	3,666	3,582	3,488	3,680
Total service revenue [1]	3,230	3,443	3,196	3,232	3,149	3,131	3,021	3,023

Adjusted EBITDA
Wireless	1,093	1,118	1,085	1,086	1,107	1,008	1,013	1,034
Cable	465	520	551	518	516	492	487	520
Media	76	2	(66)	(26)	33	(75)	(59)	82
Corporate items and intercompany eliminations	(51)	(48)	(31)	(56)	(56)	(51)	(50)	(46)
Adjusted EBITDA	1,583	1,592	1,539	1,522	1,600	1,374	1,391	1,590
Deduct (add):
Depreciation and amortization	644	638	646	658	642	647	638	666
Restructuring, acquisition and other	85	71	96	101	63	115	45	73
Finance costs	331	357	258	218	207	206	218	228
Other expense (income)	19	(18)	(6)	(12)	20	(7)	1	2
Net income before income tax expense	504	544	545	557	668	413	489	621
Income tax expense	133	135	153	152	178	111	128	172
Net income	371	409	392	405	490	302	361	449

Earnings per share:
Basic	$0.73	$0.81	$0.78	$0.80	$0.97	$0.60	$0.71	$0.89
Diluted	$0.71	$0.76	$0.77	$0.80	$0.94	$0.60	$0.70	$0.89

Net income	371	409	392	405	490	302	361	449
Add (deduct):
Restructuring, acquisition and other	85	71	96	101	63	115	45	73
Income tax impact of above items	(20)	(17)	(26)	(20)	(17)	(30)	(12)	(22)
Adjusted net income	436	463	462	486	536	387	394	500

Adjusted earnings per share:
Basic	$0.86	$0.92	$0.91	$0.96	$1.06	$0.77	$0.78	$0.99
Diluted	$0.84	$0.86	$0.91	$0.96	$1.03	$0.76	$0.77	$0.99

Capital expenditures	872	778	649	846	739	719	484	656
Cash provided by operating activities	1,216	1,319	813	1,147	1,319	1,016	679	947
Free cash flow	279	344	515	468	507	302	394	568
Free cash flow excluding Shaw financing	347	451	543	468	507	302	394	568
1    As defined. See "Key Performance Indicators".

Rogers Communications Inc.	40	Third Quarter 2022

Summary of financial information of long-term debt guarantor
Our outstanding public debt, amounts drawn on our $4.1 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended September 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Selected Statements of Income data measure:
Revenue	—	—	3,226	3,213	559	497	(42)	(44)	3,743	3,666
Net income (loss)	371	490	325	434	179	119	(504)	(553)	371	490

Nine months ended September 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Selected Statements of Income data measure:
Revenue	—	—	9,621	9,349	1,752	1,531	(143)	(144)	11,230	10,736
Net income (loss)	1,172	1,153	1,150	1,136	264	71	(1,414)	(1,207)	1,172	1,153

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Sep. 30 2022	Dec. 31 2021	Sep. 30 2022	Dec. 31 2021	Sep. 30 2022	Dec. 31 2021	Sep. 30 2022	Dec. 31 2021	Sep. 30 2022	Dec. 31 2021
Selected Statements of Financial Position data measure:
Current assets	43,757	29,982	29,981	28,825	10,309	10,089	(65,398)	(63,067)	18,649	5,829
Non-current assets	34,198	33,290	29,547	28,959	3,822	3,717	(31,433)	(29,832)	36,134	36,134
Current liabilities	32,087	30,993	33,378	32,942	9,366	9,378	(67,026)	(64,694)	7,805	8,619
Non-current liabilities	33,391	18,943	5,118	4,960	190	181	(1,383)	(1,272)	37,316	22,812
1    For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
2    Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

Rogers Communications Inc.	41	Third Quarter 2022

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio;
•statements relating to plans we have implemented in response to COVID-19 and its impact on us;
•the expected timing and completion of the Transaction and the Freedom Transaction, including the associated processes and timelines to obtain the Key Regulatory Approvals;
•the benefits expected to result from the Transaction, including corporate, operational, scale, and other synergies, and their anticipated timing;
•the terms and conditions of the Freedom Transaction; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and
•the impact of COVID-19 on our operations, liquidity, financial condition, or results.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters,

Rogers Communications Inc.	42	Third Quarter 2022

the effects of climate change, or cyberattacks, among others;
•risks related to the Transaction and the Freedom Transaction, including the timing, receipt, and conditions of the Key Regulatory Approvals; satisfaction of the various conditions to close the Transaction and the Freedom Transaction;
financing the Transaction; and the anticipated benefits of the Transaction and the successful integration of the businesses and operations of Rogers and Shaw; and
•new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2021 Annual MD&A entitled "Regulation in our Industry" and "Environmental, Social, and Governance (ESG)", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to sedar.com, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this MD&A.

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Rogers Communications Inc.	43	Third Quarter 2022